UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-41647

OHMYHOME LIMITED

(Translation of registrant’s name into English)

243 Alexandra Road

#02-01 BS Centre

Singapore 159932

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Entry into Debt Waiver and Release Agreement

On May 31, 2026, Ohmyhome Limited (the “Company”) entered into a debt waiver and release agreement (the “Debt Waiver Agreement”) with its wholly-owned subsidiary, Ohmyhome (BVI) Limited (“Ohmyhome BVI”). Under the Debt Waiver Agreement, the Company irrevocably and unconditionally waived and released all obligations and liabilities owed by Ohmyhome BVI to the Company, totaling SGD 19,019,173.33 (approximately $14.73 million) (the “Debt Waiver”). This waived amount consisted of (i) SGD 16,225,131.03 of assigned debt previously owed by Ohmyhome Pte. Ltd. (“Ohmyhome Singapore”), a subsidiary of Ohmyhome BVI, to the Company, and (ii) SGD 2,794,042.30 in interest-free loans provided directly by the Company to Ohmyhome BVI.

The audit committee and the board of directors of the Company (the “Board”) determined that the Debt Waiver was in the best interests of the Company to strengthen Ohmyhome BVI’s financial position.

The foregoing description of the Debt Waiver Agreement does not purport to be complete and is qualified in its entirety by the full text of the Debt Waiver Agreement. A copy of the form of the Debt Waiver Agreement is attached hereto as Exhibit 10.1.

Entry into Share Purchase Agreement

On June 17, 2026, the Company entered into a share purchase agreement (the “Share Purchase Agreement”) with Sterling Oat Ltd. (the “Buyer”), pursuant to which the Company agreed to sell all of its shares in Ohmyhome BVI to the Buyer for a purchase price of $1 (the “Divestiture”).

Ohmyhome BVI is the holding company of Ohmyhome Singapore and its subsidiaries, which are engaged in providing real estate brokerage and property-related services in Singapore and Malaysia. These services include property brokerage, property management, renovation and home improvement services, mortgage referrals, legal referrals and other ancillary property-related services. The Board approved the Divestiture after evaluating the declining revenues and ongoing operating losses of Ohmyhome BVI and its subsidiaries. The transaction aligns with the Company’s plan to exit its real estate brokerage and property-related services business and focus on expanding its digital marketing services business.

The purchase price of Divestiture was determined based on the net asset position of Ohmyhome BVI, which was negative $14.77 million as of March 31, 2026.

The Divestiture closed on May 31, 2026. Following the completion of the Divestiture, the Company is no longer engaged in the real estate brokerage and property-related services business, and will now focus on its digital marketing services, including digital marketing strategy development, promotional content creation, online advertising campaign execution, multi-channel marketing and performance monitoring.

The foregoing description of the Share Purchase Agreement does not purport to be complete and is qualified in its entirety by the full text of the Share Purchase Agreement. A copy of the form of the Share Purchase Agreement is attached hereto as Exhibit 10.2.

Exhibits

Exhibit No.	Description
10.1	Form of Debt Waiver Agreement
10.2	Form of Share Purchase Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 18, 2026	Ohmyhome Limited

	By:	/s/ Agus Prasetyo
	Name:	Agus Prasetyo
	Title:	Chief Executive Officer

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